Pursuant to Rule 433

Registration No. 333-233276

February 1, 2021

GATX Corporation

PRICING TERM SHEET

February 1, 2021

Issuer:	GATX Corporation

Pricing Date:	February 1, 2021

Expected Settlement Date:	February 3, 2021 (T+2)

Expected Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable)

Security:	1.900% Senior Notes due 2031	3.100% Senior Notes due 2051

Size:	$400,000,000	$300,000,000

Maturity Date:	June 1, 2031	June 1, 2051

Coupon:	1.900%	3.100%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2021	June 1 and December 1, commencing June 1, 2021

Benchmark Treasury:	UST 0.875% due November 15, 2030	UST 1.375% due August 15, 2050

Benchmark Treasury Price and Yield:	98-03/1.081%	89-05/1.853%

Spread to Benchmark Treasury:	+90 basis points	+125 basis points

Yield to Maturity:	1.981%	3.103%

Price to Investors:	99.248%	99.944%

Redemption:

At any time prior to March 1, 2031 (three months prior to the Maturity Date) (the “2031 Notes Par Call Date”), at a redemption price equal to the greater of (a) 100% of the principal amount of the 2031 Notes and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes that would be due if the 2031 Notes matured on the 2031 Notes Par Call Date (exclusive of interest accrued to the redemption date), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the preliminary prospectus supplement), plus 15 basis points, plus, in each case, accrued interest to but excluding the redemption date.

At any time on or after the 2031 Notes Par Call Date, we may redeem the 2031 Notes at a redemption price equal to 100% of the principal amount of 2031 Notes being redeemed.

At any time prior to December 1, 2050 (six months prior to the Maturity Date) (the “2051 Notes Par Call Date”), at a redemption price equal to the greater of (a) 100% of the principal amount of the 2051 Notes and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the 2051 Notes that would be due if the 2051 Notes matured on the 2051 Notes Par Call Date (exclusive of interest accrued to the redemption date), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the preliminary prospectus supplement), plus 20 basis points, plus, in each case, accrued interest to but excluding the redemption date.

At any time on or after the 2051 Notes Par Call Date, we may redeem the 2051 Notes at a redemption price equal to 100% of the principal amount of 2051 Notes being redeemed.

CUSIP/ISIN:	361448 BG7/US361448BG72	361448 BH5/US361448BH55

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, LLC	BMO Capital Markets Corp KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, LLC

Co-Managers	BMO Capital Markets Corp. Loop Capital Markets LLC Siebert Williams Shank & Co. LLC MUFG Securities Americas Inc. Mizuho Securities USA LLC	Fifth Third Securities, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co. LLC MUFG Securities Americas Inc. Mizuho Securities USA LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.